Exhibit 99.7

PRESS RELEASE

Antwerp Platform Adapts to Energy Transition Challenges
and Market Trends

Antwerp, April 22, 2025 – TotalEnergies’ Antwerp platform provides an update on its investments for the future and announces plan to reconfigure its petrochemicals operations to strengthen competitiveness. A key industrial site for TotalEnergies for more than 75 years, the Antwerp platform is based on an integrated business model, which guarantees the resilience of its operations.

“By adapting and investing regularly in our Antwerp site, we’re securing its long-term future and ensuring that this integrated refining and petrochemicals platform remains TotalEnergies’ most efficient in Europe. Whether the aim is to meet market challenges or contribute to decarbonization and the energy transition, the platform can be reconfigured so that it remains competitive and continues to provide jobs well into the future,” said Ann Veraverbeke, Managing Director of TotalEnergies Antwerp

Adapting to accelerate decarbonization of the platform and the transportation industry

Thanks to green hydrogen, the Antwerp platform is speeding up its own decarbonization. As part of a 200 MW Air Liquide electrolyzer project, TotalEnergies has signed a tolling agreement for 130 MW dedicated to the annual production of 15,000 tons of green hydrogen for its Antwerp platform. Upstream of the electrolyzer, TotalEnergies will supply green electricity thanks to its OranjeWind offshore wind project. Scheduled for the end of 2027, the project will reduce CO2 emissions at the Antwerp site by up to 150,000 tons per year and contribute to the European targets (RED III) for renewable energy in transport.

Thanks to the production of sustainable aviation fuel (SAF), Antwerp will contribute to its aviation customers’ energy transition, helping them meet the challenge of reducing their carbon footprint. An initial project to produce 50,000 tons a year of SAF via coprocessing will be implemented at the Antwerp platform in 2025. Coprocessing is a SAF production method that enables the simultaneous treatment of hydrocarbons and biomass in a conventional refining unit.

Thanks to process electrification and battery-based energy storage, the platform is contributing respectively to the decarbonization of its industrial operations and to the growing need to balance Belgian and European high-voltage transmission grids. With a power rating of 25 MW and capacity of 75 MWh, Antwerp’s battery storage system is TotalEnergies’ biggest in Europe. Commissioned last year, it helps offset the intermittency of renewable energies to encourage their development.

Adapting to meet changing market needs and address overcapacity in petrochemicals

Alongside these future-focused developments, the Antwerp platform is also facing considerable overcapacity in the petrochemicals market. In the light of the significant surplus of ethylene expected in Europe, TotalEnergies thus intends to cease operating its oldest steam cracker in Antwerp by end-2027.

Indeed, the latter was historically dependent on a major contract with a third-party user of the ethylene produced, which recently decided not to renew it by end 2027. As a result, the steam cracker, which is not integrated to TotalEnergies' downstream polymer production, will no longer have any outlets for its ethylene production.

The unit shutdown will allow the site to focus on its more recent steam cracker, whose ethylene production is entirely consumed by TotalEnergies' industrial units in Antwerp and Feluy. The reconfiguration will be conducted without any layoffs.

The 253 employees concerned will each be offered a solution aligned with their personal situation: retirement or an internal transfer to another position based at the Antwerp site. This project is subject to the legally required employee consultation and notification process, which TotalEnergies will initiate with representatives of Antwerp platform employees in late April.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Relations Investisseurs : +33 (0)1 47 44 46 46 l ir@totalenergies.com

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